UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                               NTL INCORPORATED
                               ----------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                        (Title of Class of Securities)


                                   62940M104
                                --------------
                                (CUSIP Number)


                               February 1, 2006
                          ---------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                              [ ]    Rule 13d-1(b)

                              [X]    Rule 13d-1(c)

                              [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages
                             Exhibit Index: Page 9


                                 SCHEDULE 13G

CUSIP No.: 62940M104                                                                                              Page 2 of 10 Pages

.....................................................................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          GLENVIEW CAPITAL MANAGEMENT, LLC
.....................................................................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.....................................................................................................................................
3.        SEC Use Only
.....................................................................................................................................
4.        Citizenship or Place of Organization

          Delaware
.....................................................................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ..............................................................................................................
by Each Reporting     6.       Shared Voting Power                4,440,251
Person With           ..............................................................................................................
                      7.       Sole Dispositive Power             None
                      ..............................................................................................................
                      8.       Shared Dispositive Power           4,440,251
.....................................................................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person


          4,440,251
.....................................................................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
.....................................................................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.2% based on 85,191,237 shares outstanding as of January 12, 2006.
.....................................................................................................................................
12.       Type of Reporting Person:

          OO




CUSIP No.: 62940M104                                                                                              Page 3 of 10 Pages

.....................................................................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          GLENVIEW CAPITAL GP, LLC
.....................................................................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.....................................................................................................................................
3.        SEC Use Only
.....................................................................................................................................
4.        Citizenship or Place of Organization

          Delaware
.....................................................................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ..............................................................................................................
by Each Reporting     6.       Shared Voting Power                4,440,251
Person With           ..............................................................................................................
                      7.       Sole Dispositive Power             None
                      ..............................................................................................................
                      8.       Shared Dispositive Power           4,440,251
.....................................................................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          4,440,251
.....................................................................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
.....................................................................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.2% based on 85,191,237 shares outstanding as of January 12, 2006.
.....................................................................................................................................
12.       Type of Reporting Person:


          OO




                                 SCHEDULE 13G

CUSIP No.: 62940M104                                                                                              Page 4 of 10 Pages


.....................................................................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          LAWRENCE M. ROBBINS
.....................................................................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.....................................................................................................................................
3.        SEC Use Only
.....................................................................................................................................
4.        Citizenship or Place of Organization

          United States of America
.....................................................................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ..............................................................................................................
by Each Reporting     6.       Shared Voting Power                4,440,251
Person With           ..............................................................................................................
                      7.       Sole Dispositive Power             None
                      ..............................................................................................................
                      8.       Shared Dispositive Power           4,440,251
.....................................................................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          4,440,251
.....................................................................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
.....................................................................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.2% based on 85,191,237 shares outstanding as of January 12, 2006.
.....................................................................................................................................
12.       Type of Reporting Person:

          IA

                                                            Page 5 of 10 Pages


Item 1(a).    Name of Issuer:

              NTL Incorporated (the "Issuer")

Item 1(b).    Address of Issuer's Principal Executive Offices:

              909 Third Avenue, Suite 2863, New York, N.Y. 10022.

Item 2(a).    Name of Person Filing

              This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              i)   Glenview Capital Management, LLC ("Glenview Capital
                   Management");

              ii)  Glenview Capital GP, LLC ("Glenview Capital GP"); and

              iii) Lawrence M. Robbins ("Mr. Robbins").

              This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"),
Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"); GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

              Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b)     Address of Principal Business Office or, if None, Residence

              The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 399 Park Avenue, Floor 39, New York, New York 10022.

                                                            Page 6 of 10 Pages


Item 2(c).    Citizenship

              i) Glenview Capital Management is a Delaware limited liability company;

              ii) Glenview Capital GP is a Delaware limited liability company;
                  and

              iii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $0.01 per share (the "Shares")

Item 2(e).    CUSIP Number:

              62940M104

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

              This Item 3 is not applicable.

Item 4.       Ownership:

Item 4(a).    Amount Beneficially Owned:

              As of February 10, 2006, each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner of 4,440,251 Shares. This amount consists of: (A) 226,668 Shares held for the account of Glenview Capital Partners; (B) 2,636,388 Shares held for the account of Glenview Capital Master Fund; (C) 1,267,195 Shares held for the account of Glenview Institutional Partners; (D) 242,261 Shares held for the account of GCM Little Arbor Master Fund, (E) 63,725 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 4,014 Shares held for the account of GCM Little Arbor Partners.

Item 4(b).    Percent of Class:

              The number of Shares of which each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 5.2% of the total number of Shares outstanding (based upon information provided by the Issuer in its proxy statement filed with the Securities and Exchange Commission on January 31, 2006, there were approximately 85,191,237 shares outstanding as of January 12,
2006).

Item 4(c).    Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP, and Mr. Robbins:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                        4,440,251

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:           4,440,251

                                                            Page 7 of 10 Pages


Item 5.       Ownership of Five Percent or Less of a Class:

              This Item 5 is not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

              See disclosure in Item 2 hereof.

Item 8.       Identification and Classification of Members of the Group:

              This Item 8 is not applicable.

Item 9.       Notice of Dissolution of Group:

              This Item 9 is not applicable.

Item 10.      Certification:

              By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 8 of 10 Pages


                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006                         GLENVIEW CAPITAL MANAGEMENT, LLC


                                                By: ____________________________
                                                Name:  Lawrence M. Robbins
                                                Title: Chief Executive Officer

Date: February 13, 2006                         GLENVIEW CAPITAL GP, LLC


                                                By: ____________________________
                                                Name:  Lawrence M. Robbins
                                                Title: Chief Executive Officer

Date: February 13, 2006                         LAWRENCE M. ROBBINS


                                                ________________________________

                                                            Page 9 of 10 Pages


                                 EXHIBIT INDEX


Ex.                                                               Page No.

A.     Joint Filing Agreement, dated February 13, 2006
       by and among Glenview Capital Management, LLC,
       Glenview Capital GP, LLC, and Lawrence M.
       Robbins................................                       10

                                                           Page 10 of 10 Pages


                                   EXHIBIT A

                            JOINT FILING AGREEMENT

       The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of NTL Incorporated dated as of February 13, 2006 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 13, 2006                         GLENVIEW CAPITAL MANAGEMENT, LLC


                                                By: /s/ Lawrence M. Robbins
                                                    ----------------------------
                                                Name:  Lawrence M. Robbins
                                                Title: Chief Executive Officer

Date: February 13, 2006                         GLENVIEW CAPITAL GP, LLC

                                                By: /s/ Lawrence M. Robbins
                                                    ----------------------------
                                                Name:  Lawrence M. Robbins
                                                Title: Chief Executive Officer

Date: February 13, 2006                         LAWRENCE M. ROBBINS

                                                /s/ Lawrence M. Robbins
                                                --------------------------------